Exhibit 99.1



Mannatech Announces Executive Changes

(COPPELL, Texas) May 18, 2011 – Mannatech, Incorporated (NASDAQ: MTEX) has announced the resignation of two senior executives.

Randy Bancino, President, International resigned effective May 16, 2011, to accept a senior position with another company. At Mannatech, Mr. Bancino was responsible for international markets, including Korea, Japan, Taiwan, Austral-Asia, Europe, South Africa, and Mexico. Mr. Bancino also headed the Global Expansion and Global Supply Chain areas.

Claire Zevalkink, Senior Vice President and Global Chief Marketing Officer, who is engaged to be married to Mr. Bancino, also resigned effective May 16, 2011, to return to her career in marketing and business strategy consulting. Ms. Zevalkink's responsibilities included North American and international marketing strategies as well as internet marketing activities.

Mannatech's Co-CEOs, Dr. Rob Sinnott and Steve Fenstermacher, stated, "We thank Mr. Bancino and Ms. Zevalkink for their significant contributions during their time with Mannatech. Their leadership and management skills have contributed greatly to Mannatech's business around the world, and we wish them the very best in the future."

The responsibilities of the departing executives will be absorbed internally.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at **mannatech.com**.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, the Republic of Korea and Mexico. For more information, visit mannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission

and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Investor Relations Contact
Phone: 972-471-6512
Fax: 972-471-7342
Email: IR@Mannatech.com